Correspondence

AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, CO, 80104

March 18, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549

Re:	AspenBio Pharma, Inc. Form 10-KSB for the Period Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended September 30, 2008 File No. 001-33675

Dear Mr. Rosenberg:

        Following the staff’s review of AspenBio Pharma Inc.’s (the “Company” or “AspenBio”) responses dated January 22, 2009 to the comment letter dated December 15, 2008 on the Company’s annual report on Form 10-KSB for the year ended December 31, 2007 and quarterly report on Form 10-Q for the period ended September 30, 2008, we received a telephone communication from staff member, Ms. Keiro Ino with supplemental comments. The letter is in response to that conversation and subsequent conversations with the staff that occurred. The supplemental request asked that AspenBio provide examples of the proposed disclosures in response to the staff’s original comments numbers 3, 4, 5 and 6. Additionally, the staff indicated that AspenBio’s response to comment number 2 from the staff’s original comment letter was not persuasive and requested that either additional information be provided to further support the Company’s position or the classification of cash flows from trading securities be revised. The response narratives below address your comments (which we have repeated in italic type).

Statements of Cash Flows

Comment 2:	Please revise your cash flow statements to present your cash flows from trading securities as an investing activity or explain to us why your presentation is appropriate and reference for us the authoritative literature you rely upon to support your position. In this regard, it appears that the effectiveness of SFAS 159 has amended paragraph 18 of SFAS 115 to no longer require that trading securities be automatically classified as operating cash flow activities, but instead be classified based on the nature and purpose for which the securities were acquired.

Response:

        The Company has revised the presentation of its trading securities from operating activities to investing activities on the cash flow statements included in the Company’s financial statements with the 2008 Form 10-K that was filed on March 16, 2009.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

Notes to Condensed Financial Statements

Comment 3:	Please provide us the fair value disclosures as required under paragraphs 32 through 35 of SFAS 157 or tell us where you have provided the disclosures.

Response:

In response to the staff’s comment, the fair value disclosures have been revised in the Company’s December 31, 2008 Form 10-K that was filed on March 16, 2009. The revised disclosures are:

Cash and Investments:

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. From time to time the Company’s cash account balances exceed the balances as covered by the Federal Deposit Insurance System. The Company has never suffered a loss due to such excess balances.

The Company invests excess cash from time to time in highly liquid debt and equity investments of highly rated entities which are classified as trading securities. The purpose of the investments, made with the proceeds from the December 2007 offering, is to fund research and development, product development, FDA approval related activities and general corporate purposes. Such amounts are recorded at market values using Level 1 inputs in determining fair value and are classified as current, as the Company does not intend to hold the investments beyond twelve months. Investment securities classified as trading are those securities that are bought and held principally for the purpose of selling them in the near term with the objective of preserving principal and generating profits. These securities are reported at fair value with unrealized gains and losses reported as an element of other income (expense) in current period earnings. Unrealized holding gains and losses are included in earnings as interest income. For the year ended December 31, 2008, there was approximately $5,200 in unrealized income, $250 in realized loss and $30,500 in management fees. For the year ended December 31, 2007, there was $101,597 in unrealized income, $596 in realized income and $6,398 in management fees. The Company’s Board has approved an investment policy covering the investment parameters to be followed with the primary goals being the safety of principal amounts and maintaining liquidity of the fund. The policy provides for minimum investment rating requirements as well as limitations on investment duration and concentrations. During the fourth quarter of 2008, based upon market conditions, the investment guidelines were temporarily tightened to raise the minimum acceptable investment ratings required for investments and shorten the maximum investment term. As of December 31, 2008 approximately 63% of the investment portfolio was in cash equivalents, which is included with cash on the accompanying balance sheet and the remaining funds were invested in short term marketable securities with none individually representing more than 7% of the portfolio and none with maturities past July 2009. To date the Company’s cumulative market loss from the investments has not been significant.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

Effective January 1, 2008, the Company partially adopted SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. As permitted by FSP FAS 157-2, the Company elected to defer the adoption of the nonrecurring fair value measurement disclosure of nonfinancial assets and liabilities. The partial adoption of SFAS No. 157 did not have a material impact on the Company’s results of operations, cash flows or financial position. To increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1—quoted prices (unadjusted) in active markets for identical asset or liabilities;
Level 2—observable inputs other than Level I, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
Level 3—assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. There were no financial assets or liabilities measured at fair value, with the exception of cash, cash equivalents and short-term investments, as of December 31, 2008. There were no changes in the Company’s valuation techniques used to measure fair value on a recurring basis as a result of partially adopting SFAS 157.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment 4:	Your discussion appears to identify variations in various statement of operations captions, but does not appear to explain the underlying causes of these variations. For example, your disclosure that increases in stock-based compensation, employee costs, legal public company expenses, non-income taxes, travel and insurance are the result of higher levels of activity does not explain why you were engaged in increased levels of activity. Please revise your disclosure to discuss the underlying cause(s) for these increases.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

Response:

        In response to the staff’s comment, Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures have been revised in the Form 10-K that the Company filed on March 16, 2009 for the year ended December 31, 2008. The revised disclosures are:

RESULTS OF OPERATIONS

        Sales generated primarily from the Company’s base antigen business for the year ended December 31, 2008 totaled $821,000, which is a $27,000 or 3% decrease from the year ended December 31, 2007. Three customers accounted for $535,000 of the total 2008 sales. These individual customers represented 13%, 14%, and 37%, respectively of total sales. Our base antigen sales vary as a result of the timing of customers’ order placement. It is not unusual for the orders from our customers to vary by quarter depending upon customers’ sales and production needs. At December 31, 2008, we had received customer orders totaling approximately $3,000. These open orders are not included in the sales for the year ended December 31, 2008, but will be recognized in 2009 when they are shipped. During 2008, the Company entered into a long term exclusive license and commercialization agreement to develop and launch the Company’s novel recombinant single-chain bovine products. The total initial payments we received under this agreement were recorded as deferred revenue and will be recognized in the future with $48,000 of such license fee recognized in 2008.

        Cost of sales for the year ended December 31, 2008 totaled $582,000, a $34,000 or 6% decrease as compared to the 2007 period. The change in cost of sales resulted from a combination of lower levels in production due to the lower sales levels combined with certain production personnel being assigned and allocated on development activities versus production. This reduction was somewhat offset by a write down of work in process costs taken in 2008 of approximately $186,000 for excess inventory of certain slower selling antigen products. Gross profit percentage increased to 29.2% during the year ended December 31, 2008 as compared to 27.4% in 2007, as a result of the above factors.

        Selling, general and administrative expenses in the year ended December 31, 2008, totaled $4,433,000, which is a $422,000 or 11% increase as compared to the 2007 period. During the year ended December 31, 2008, the Company increased its overhead costs to support its development activities and advance its licensing activities and negotiations for the single-chain animal products. These changes resulted in among other items, advancing the AppyScore product into FDA clinical trials and the signing of a license agreement with Novartis Animal Health for the bovine LH and FSH products. The changes resulted in increased professional service fees of approximately $353,000, attributable to legal fees on negotiating and reviewing of contracts and related matters and recruiter fees from the hiring of additional personnel. Increases associated with staff increases and benefits totaled approximately $585,000 in 2008, which included approximately $394,000 in additional stock based compensation expense in 2008 over 2007 amounts. These compensation expenses were offset by a decrease of approximately $575,000 in 2008 incentive plan amounts paid to employees under the Company’s incentive plan.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

        Research and development expenses in the year ended December 31, 2008 totaled $6,025,000, which is a $3,358,000 or 126% increase as compared to the 2007 period. Development efforts and advances on the appendicitis products, including the clinical trial resulted in an expense increase in 2008 of approximately $3,800,000. This increase was offset by lower development expenses on the single-chain animal products of approximately $478,000 in 2008 as the bovine products moved from feasibility development by AspenBio to a commercialization and licensing arrangement in mid 2008. Development expenses on SurBred, the bovine open cow (“not pregnant”) test were down by approximately $268,000 in 2008 as development efforts primarily focused on other projects. Additions to research staff to support accelerating development efforts, increased expenses by approximately $200,000 in 2008.

        Interest income for the year ended December 31, 2008, increased to $746,000, which is a $294,000 increase as compared to the $452,000 earned in 2007. The increase was primarily due to an increased level in cash following the equity offering that occurred late in the 2007 period. Interest expense for the year ended December 31, 2008, decreased to $229,000, or $13,000 less as compared to the 2007 year. The decrease was primarily due to lower debt levels resulting from scheduled principal repayments.

        No income tax benefit was recorded on the loss for the year ended December 31, 2008, as management of the Company was unable to determine that it was more likely than not that such benefit would be realized. At December 31, 2008, the Company had a net operating loss for income tax purposes of approximately $21 million, expiring through 2028.

Comment 5:	In light of the recent fluctuations in the financial market and the increase in your investment securities, please revise your discussions to better explain the risks and uncertainties surrounding these investments. Your discussions should include:

a.	The description of the Board approved investment policy,
b.	The breakout of your investments by type. If you only invest in equity securities, you may provide the breakout by the same investment diversification criteria utilized in making the investment decisions (e.g. industry type, market cap, gross revenues, etc);
c.	The discussion of any significant concentration of credit risk;
d.	The gross acquisitions, disbursements, gains, and losses; and,
e.	A sensitivity analysis of the reasonably likely effects on net income, financial position and liquidity of any known trends, events or uncertainties, including changes in equity values.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

Response:

        In response to the staff’s comment, Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures covering the Company’s investments have been revised in the Form 10-K that the Company filed on March 16, 2009 for the year ended December 31, 2008. The revised disclosures are:

We expect to continue to incur losses from operations for the near-term and these losses could be significant as we incur product development, contract consulting and product related expenses. We have also recently increased our overhead expenses with the hiring of additional management personnel. We believe that our current working capital position will be sufficient to meet our near-term needs. Our investments are maintained in relatively short term, high quality investments instruments, to ensure we have ready access to cash as needed. With the recent changes in market conditions, combined with our conservative investment policy and lower average investable balances due to cash consumption, we expect that our investment earnings in 2009 will be significantly lower than that in 2008. Our Board has approved an investment policy covering the investment parameters to be followed with the primary goals being the safety of principal amounts and maintaining liquidity of the fund. The policy provides for minimum investment rating requirements as well as limitations on investment duration and concentrations. During the fourth quarter of 2008, based upon market conditions, the investment guidelines were temporarily tightened to raise the minimum acceptable investment ratings required for investments and shorten the maximum investment term. Current investment guidelines are for investments to be made in investments with minimum ratings purchasing commercial paper with an A1/P1 rating, longer-term bonds with an A- rating or better, a maximum maturity of nine months and a concentration guideline of 10% (no security or issuer representing more than 10% of the portfolio). As of December 31, 2008 approximately 63% of the investment portfolio was in cash equivalents which are included with cash and the remaining funds were invested in short term marketable securities with none individually representing more than 7% of the portfolio and none maturing past July 2009. Of the marketable securities investment portion, approximately 58% was invested in companies in the financial sector, 18% in the utility sector, 15% in the industrial sector and 9% in the agency sector, all in large market cap public companies. To date we have not experienced a cumulative market loss from the investments that has cumulatively exceeded $5,000. The investment account was established in late December 2007 and during the year ended December 31, 2008, gross marketable securities investments acquired totaled approximately $9.9 million, sales of investments totaled approximately $12.8 million, interest and dividend income totaled approximately $688,000 and there were no significant losses. We expect gains and losses in the future to be less than these historical levels.

Comment 6:	Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/ corpfin/cfcrq032001.htm#secviii.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

Please disclose the following information for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project;
b.	The nature, timing and estimated costs of the efforts necessary to complete the project;
c.	The anticipated completion dates;
d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used an the project

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

        In response to the staff’s comment, Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures covering the Company’s research and development activities have been revised in the Form 10-K that the Company filed on March 16, 2009 for the year ended December 31, 2008. The revised disclosures are:

We anticipate that expenditures for research and development for the fiscal year ending December 31, 2009 will generally be in line with amounts expended in 2008. Development and testing costs in support of the current pipeline products as well as costs to file patents and revise and update previous filings on our technologies will continue to be substantial. Our principal development products consist of the appendicitis tests and the single-chain animal hormone products. As we continue towards commercialization of these products including evaluation of strategic alternatives to effectively maximize the value of our technology we will need to consider a number of alternatives, including possible transaction and partnering opportunities, working capital requirements including possible product management and distribution alternatives and implications of product manufacturing and associated carrying costs. Certain costs such as manufacturing and license / royalty agreements have different implications depending upon the ultimate strategic path determined.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

        We expect that the primary expenditures will be incurred to continue to advance our initial appendicitis blood test technology, AppyScore™ through the FDA application and clearance process in addition to advancing development of the next generation appendicitis products. During the years ended December 31, 2008 and 2007, we expended approximately $4,446,000 and $645,000, respectively in direct costs for the appendicitis test development and related efforts. While commercialization of the appendicitis product will be an ongoing and evolving process with subsequent generations and improvements being made in the test, we believe that 2009 will reflect significant progress in advancing and commercializing the test. Should we be unable to achieve FDA clearance of the AppyScore test and generate revenues from the product, we would need to rely on other product opportunities to generate revenues and the costs that we have incurred for the appendicitis patent may be deemed to be impaired. In May 2003, we signed the Assignment and Consultation Agreement (“Bealer Agreement”) with Dr. John Bealer, whom we have collaborated with on the appendicitis products. In the event that the product is commercialized and we sell it or in the event of a transaction involving a sale of all or a portion of the company, the Bealer Agreement provides for a 10% royalty payment to Dr. Bealer.

        In April 2008 we entered into a long term exclusive license and commercialization agreement with Novartis Animal Health, Inc. (“Novartis”), to develop and launch our novel recombinant single-chain bovine products, BoviPure LH™ and BoviPure FSH™. The license agreement is a collaborative arrangement that provides for a sharing of product development activities, development and registration costs and worldwide product sales. We received an upfront cash payment of $2,000,000, of which 50% was non-refundable upon signing the agreement and the balance is subject to certain conditions which we expect to be substantially achieved in 2009. Ongoing royalties will be payable upon product launch based upon net direct product margins as defined and specified under the agreement. We have agreed to fund our share of 35% of the product development and registration costs during the development period. Under the terms of the original license agreement that the Company has with The Washington University in St Louis (“University”), a portion of license fees and royalties AspenBio receives from sublicensing agreements (such as the Novartis Agreement), will be paid to the University. For financial reporting purposes, the up-front license fees received from this agreement, net of the amounts due to the University have been recorded as deferred revenue and will be amortized over the life of the license agreement. We currently anticipate that the commercialization process for these two bovine products, which are both proceeding simultaneously, including securing required FDA and other major countries equivalent regulatory approval to market the products will encompass approximately four to five years. During the years ended December 31, 2008 and 2007, we expended approximately $478,000 and $947,000, respectively in direct costs for the BoviPure LH and BoviPure FSH product development and related efforts. We expect that our portion of the future development and commercialization costs will be three to five million dollars, which will be incurred over the development period. Should we be unable to achieve FDA clearance of the BoviPure LH and BoviPure FSH products, we would need to rely on other product opportunities to generate revenues.

*  *  *  *  *

Jim B. Rosenberg
U.S. Securities and Exchange Commission
March 18, 2009

        In conjunction with the Company’s response to your letter dated December 15, 2008, we acknowledge that:

•	The Company is responsible for the adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope we have adequately addressed your comments. Please contact me if you need more information.

Very truly yours,
By:	/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal Chief Financial Officer